Exhibit 99.2

Cenovus files 2014 year-end disclosure documents

Calgary, Alberta (February 13, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today filed its audited Consolidated Financial Statements for the year ended December 31, 2014, as well as related Management’s Discussion and Analysis, with Canadian securities regulatory authorities.  Cenovus has also filed its Annual Information Form for the year ended December 31, 2014, which includes disclosure relating to reserves data and other oil and gas information. In addition, Cenovus has filed its Annual Report on Form 40-F for the year ended December 31, 2014 with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via sedar.com, sec.gov (for the Form 40-F), cenovus.com under Investors or by email at investor.relations@cenovus.com. Printed copies of Cenovus’s complete audited Consolidated Financial Statements are available to shareholders upon request, free of charge.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta which use specialized methods to drill and pump the oil to the surface and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $24 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations

Susan Grey

Director, Investor Relations

403-766-4751

Graham Ingram

Senior Analyst, Investor Relations

403-766-2849

Anna Kozicky

Senior Analyst, Investor Relations

403-766-4277

Steve Murray

Senior Analyst, Investor Relations

403-766-3382

Media Brett Harris Media Lead 403-766-3420 Media Relations general line 403-766-7751